Exhibit 21.1

LIST OF SUBSIDIARIES OF FULL HOUSE RESORTS, INC.

NAME OF SUBSIDIARY	JURISDICTION OF
INCORPORATION

Full House Subsidiary, Inc.	Delaware

Full House Subsidiary II, Inc.	Nevada

Stockman’s Casino	Nevada

Gaming Entertainment (Indiana) LLC	Nevada

Gaming Entertainment (Nevada) LLC	Nevada

Silver Slipper Casino Venture LLC	Delaware

Gaming Entertainment (Kentucky) LLC	Nevada